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MAR 08 2019
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19010251

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST Market Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave S Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Stucky — 612 238-1548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DST Market Services LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Stucky
Signature

Director of Finance/FINOP
Title

Erin E Christensen
Notary Public

Erin E Christensen
Notary Public, State of Wisconsin

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST Market Services, LLC

Statement of Financial Condition

December 31, 2018

DST Market Services, LLC
Table of Contents
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of DST Market Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of DST Market Services, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2001.

DST Market Services, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	11,856,968
Accounts receivable, net of allowance of $85,856		10,804,744
Prepaid expenses and other assets		10,961,300
Property and equipment, net		707,494
Intangible assets, net		2,033,854
Goodwill		4,457,008
Total assets	$	40,821,368
Liabilities and Member's Interest		
Accounts payable	$	3,675,744
Accrued liabilities		2,303,939
Income taxes payable		76,307
Deferred income taxes, net		1,777,118
Other liabilities		316,462
Total liabilities		8,149,570
Member's interest		
Member's capital		17,221,298
Retained earnings		15,450,500
Total member's interest		32,671,798
Total liabilities and member's interest	$	40,821,368

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). On April 16, 2018, DST was acquired by SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker-dealer's financial advisors. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts and the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net resulting from contracts with customers were $9,324,040 and $10,605,007 at December 31, 2017 and 2018, respectively.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2018 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 mutual fund of $11,852,914 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Property and equipment

Property and equipment are recorded at cost with major additions and improvements capitalized. During the current period the Company changed its depreciation methodology from an accelerated basis to straight-line. It was concluded that the pattern of consumption of the expected benefits of the assets are more appropriately reflected by straight line depreciation. The change in accounting policy is inseparable from change in accounting estimate as defined in ASC 250 and therefore applied prospectively. Furniture and fixtures, data processing and other equipment are depreciated using the straight-line method over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets

Intangible assets represent customer relationships acquired through a business combination. The estimated useful life of our intangible assets is 16 years. Goodwill will be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our assessment of goodwill for impairment for 2018 included a qualitative assessment that compared the fair value to the net book value. Our impairment test indicates no impairments during the year ended December 31, 2018.

Income taxes

We are included in the DST federal consolidated corporate income tax return through April 15, 2018. As of April 16, 2018, Market Services is included within the consolidated federal income tax return of SS&C. In addition, we made an election to be taxed as a corporation for federal income tax purposes. As a result, we have provided federal and state income taxes for the year ended December 31, 2018. In late December 2018, the Company made an election to be taxed as a single member LLC for federal income tax purposes effective January 1, 2018. As of December 31, 2018, the company has not received acknowledgment from the IRS. The impacts of the conversion will be recorded in 2019 when acknowledgment is received.

We compute income income taxes payable to DST and SS&C under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Share-based compensation

We recognize the cost of employee services received in exchange for awards of our parent's restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. We account for forfeitures as they occur rather than using an estimated forfeiture rate.

Subsequent events
The Company has performed an evaluation of subsequent events through March 1, 2019, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2018:

Leasehold improvements	$	737,333
Furniture and fixtures		116,771
		854,104
Less: accumulated depreciation		146,610
Property and equipment, net	$	707,494

4. Other Assets

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are deferred and amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2018, $10,945,432 has been recorded as deferred costs and are included in Prepaid expenses and other assets in the Statement of Financial Condition. These costs are assessed for recoverability periodically based on the expected future cash flows from the contracts with the respective customers. No impairments were recorded for the year ended December 31, 2018.

5. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2018 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company. We test goodwill for impairment on an annual basis as of October 1st and at other times if a significant change in circumstances indicates it is more likely than not that the fair value of these assets has been reduced. Based on our 2018 annual goodwill impairment analysis performed using qualitative factors prescribed under ASC 350, we concluded it was not more likely than not that the fair value of the business is less than the carrying value of the business. As such, no goodwill impairment was recorded for the year ended December 31, 2018.

The following table summarizes intangible assets at December 31, 2018:

Customer relationships	$	7,100,000
Less: accumulated amortization		5,066,146
Intangible assets, net	$	2,033,854

6. Related Party Transactions

Shared services
We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

Cash management program with DST

We participated in DST's centralized cash and services management program, wherein cash disbursements are funded by DST for payroll, accounts payable, IT services, and various other services. At December 31, 2018, we had a receivable from DST of $199,737 and a payable to DST of $3,555,755 reflected in accounts receivable and accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled periodically throughout the year.

Share-based compensation
We participated in DST's share-based compensation plan and had outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units. Upon the acquisition of DST by SS&C, these awards were converted to SS&C awards with no substantive changes made to the terms or service conditions of the awards.

7. Commitments and Contingencies

We lease office space under a non-cancelable operating lease, which expires in 2022.

Total future minimum payments on non-cancelable operating leases are as follows:

2019	$	132,786
2020		135,856
2021		138,927
2022		105,922
	$	513,491

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

9. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse. Deferred tax expense/(benefit) is generally the result of changes in the assets or liabilities for deferred taxes. As a result of the reduction in the U.S corporate income tax rate from 35% to 21% under the Tax Act, the Company revalued its ending net deferred tax liabilities at December 31, 2017. No additional material impacts were recognized during 2018.

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $1,777,118 at December 31, 2018 is comprised of deferred tax assets of $323,973 and deferred tax liabilities of $2,101,091. The net deferred tax liability at December 31, 2018 relates primarily to goodwill amortization recognized for tax purposes.

Various state and local income tax returns of the SS&C consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

10. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2018 of $3,470,340, which exceeded our net capital requirement by $3,220,340.